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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33137

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___AEGIS INVESTMENTS, INC.___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___4915 W 35TH STREET, SUITE 100___
                        (No. and Street)

___ST. LOUIS PARK___	___MN___	___55416___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___LINDA INGLE___	___612-336-4432___	___LINDA@AEGISINVESTMENTS.NET___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___ELLINGSON & ELLINGSON, LTD.___
(Name – if individual, state last, first, and middle name)

___5101 VERNON AVE S #501___	___EDINA___	___MN___	___55436___
(Address)	(City)	(State)	(Zip Code)

___11/17/2009___	___3923___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, LINDA INGLE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEGIS INVESTMENTS, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature]

CHRISTOPHER J LEACH
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2024

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Aegis Investments, Inc. ("Aegis") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aegis claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aegis stated that Aegis met the identified exemption provisions throughout the period of January 1, 2022 to December 31, 2022 without exception. Aegis' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 27, 2023



Aegis Investments, Inc.

February 27, 2023

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Aegis Investments, Inc. is a broker/dealer registered with the SEC and FINRA.

- Aegis Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2022.

- Aegis Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  *The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.

- Aegis Investments, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2022 through December 31, 2022, without exception.

- Aegis Investments, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2022 through December 31, 2022.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Aegis Investments, Inc.

By: [signature] Title: President

AEGIS INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2022

CONTENTS

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 127,340
Accounts receivable	4,702
	132,042
PROPERTY AND EQUIPMENT	
Office equipment	13,583
Less: accumulated depreciation	(13,583)
	-
OTHER ASSETS	
Rent deposit	1,100
Total Assets	$ 133,142

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued commissions and other expenses	$ 22,780
Income taxes payable	292
	23,072
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value,	12,000
100,000 shares authorized,	
2,200 shares issued and outstanding	
Retained earnings	98,070
	110,070
Total Liabilities and Stockholder's Equity	$ 133,142

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2022

REVENUES	$ 214,455
EXPENSES	
Commissions	109,777
Rent	13,900
Telephone	3,845
Professional fees	3,450
Licenses and fees	10,853
Office expense	791
Outside services	38,984
Postage and delivery	254
Clearing Fees	24,000
Miscellaneous	264
Insurance	1,716
Dues and subscriptions	655
Total Expenses	208,489
Income From Operations	5,966
OTHER INCOME	
Interest income	-
Net Income Before	
Provision For Income Taxes	5,966
INCOME TAX EXPENSE	-
Net Income	$ 5,966
Income per common share based on the weighted average of 2,200 common shares outstanding during the year	$ 2.71

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2022

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2022	2,200	$ 12,000	$ 92,104	$ 104,104
Net Income			5,966	5,966
Balance at December 31, 2022	2,200	$ 12,000	$ 98,070	$ 110,070

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 5,966
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Changes in assets and liabilities:	
Increase in:	
Accounts receivable	923
Increase in:	
Accrued commissions and other expenses	(8,030)
Net Cash Flows from Operating Activities	(1,141)
Net decrease in Cash	(1,141)
Cash at Beginning of Year	128,481
Cash at End of Year	$ 127,340
Supplemental Disclosures	
Cash Paid During the Year for:	
Income Taxes	$ 1,658
Interest	$ -

See accompanying Notes to Financial Statements

1. Organization and Nature of Business

Aegis Investments, Inc. (the Company) is a non-carrying broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
Accounts receivable consists of amounts due from contracts with customers where the performance obligation was completed by the end of the fiscal year but funds were not received until after the fiscal year end. Based on management's assessment of history of collections, it has concluded that realization losses on balances outstanding will be immaterial. Therefore, there was no allowance for doubtful accounts recorded in the financial statements at December 31, 2021. Accounts receivable balances consisted of the following:

12/31/22	12/31/21
$4,702	$5,625

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company has adopted Financial Accounting Standards Board issued ASU 2014-09 *Revenue from Contracts with Customers* which is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Revenue is measured based on the amount of consideration specified in a contract with a customer. The Company recognizes revenue when and as performance obligations are satisfied. Commissions earned on securities transactions and mutual fund servicing fees are recorded on a settlement-date basis.

Subsequent Events -
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 27, 2022.

3. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2022, were 2,200 common shares.

4. Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, for reporting leases, which requires an entity that is a lessee to classify leases as either finance or operating and to recognize a lease liability and a right-of-use asset for all leases that have a term of greater than 12 months. Leases of 12 months or less will be accounted for similar to existing guidance for operating leases. The new standard became effective for the annual reporting period beginning January 1, 2022. The Company has determined that there is no impact on its financial statements from adopting this standard.

The Company leases office space in Minneapolis, Minnesota. The twelve-month term of the lease commenced on September 1, 2022 and terminates on August 31, 2023. Since the term of the lease is 12 months or less, the office lease does not fall under the reporting standards of ASU 2016-02 and the lease payments are expensed to the period of use. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2022	$9,400

5. Income Taxes

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2022 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2019 through 2022 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $108,970, which was $103,970 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 21.17 to 1.

7. Fair Value

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

8. Related Party Transactions

During the fiscal year ended December 31, 2022, the Company paid commissions and consulting fees in the amount of $40,929 to a family member of the owner. In addition, the Company paid commissions to the owner during the year in the amount of $15,001.

AEGIS INVESTMENTS, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

NET CAPITAL

Stockholders' Equity	$110,070	
Additions:		
Subordinated loans		
		$ 110,070
Deductions:		
Non-allowable items:		
Rent deposit	1,100	
		1,100
Net Capital		108,970

Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $23,702 = $1,580 or $5,000)   5,000

Excess Net Capital $ 103,970

AGGREGATE INDEBTEDNESS

Accrued commissions and taxes payable $ 23,072

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   21.17%

RECONCILIATION OF NET CAPITAL

Net Capital, as reported in Company's Part IIA FOCUS report	$ 118,468
Audit adjustments made for the following:	
Accrual of additional 2022 expenses	(9,498)
Adjusted Net Capital	$ 108,970

AEGIS INVESTMENTS, INC.

**SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER 15C3-3 (EXEMPTION)
AS OF DECEMBER 31, 2022**

No computation of reserve requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

AEGIS INVESTMENTS, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 (EXEMPTION)
AS OF DECEMBER 31, 2022

No information relating to possession or control requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.